(Reference Translation)

(For reference)

May 8, 2015

Toyota Motor Corporation

Holding of Ordinary General Shareholders’ Meeting

1. Date and time:	10:00 a.m., Tuesday, June 16, 2015

2. Venue:	Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3. Meeting Agenda:

Reports:

Reports on business review, unconsolidated and consolidated financial statements for FY2015 (April 1, 2014 through March 31, 2015) and report by Accounting Auditors and the Audit & Supervisory Board on the audit results of the consolidated financial statements for FY2015.

Resolutions:

Proposed Resolution 1:	Distribution of Surplus

Proposed Resolution 2:	Election of 12 Members of the Board of Directors

Proposed Resolution 3:	Election of 4 Audit & Supervisory Board Members

Proposed Resolution 4:	Election of 1 Substitute Audit & Supervisory Board Member

Proposed Resolution 5:	Payment of Bonuses to Members of the Board of Directors

Proposed Resolution 6:	Partial Amendments to the Articles of Incorporation

Proposed Resolution 7:	Partial Amendments to the Articles of Incorporation and Delegation to Our Board of Directors of the Power to Determine Offering Terms in Connection with Issuance of Class Shares